BOKONI LABOUR UNREST – OFFER FOR RETURN TO WORK EXTENDED

2 November 2012. Atlatsa Resources Corporation (TSXV: ATL; NYSE MKT: ATL; JSE: ATL) refers to the announcement dated 29 October 2012 and confirms that Bokoni Platinum Mines (“Bokoni”) has extended the offer to return to work until Tuesday 6 November 2012. This follows an intervention by community leaders at Bokoni seeking to bring an end to the current unprotected industrial action.

For further information:
On behalf of Atlatsa Resources	Russell and Associates	Macquarie First South Capital
Joel Kesler, Chief Commercial Officer	Charmane Russell	Annerie Britz / Yvette Labuschagne
Office: +27 11 779 6800	Office: +27 11 880 3924	Office: +27 11 583 2000
Mobile: +27 82 454 5556	Mobile: +27 82 3725816

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